UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*
STERLING BANCORP, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
85917W102
(CUSIP Number)
August 5, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 9




CUSIP No. 85917W102
1.
Names of Reporting Person:
Erwin A. Rubenstein

2.
Check the Appropriate Box If A Member of A Group:
(a)


(b)



3.
SEC Use Only:

4.
Citizenship or Place of Organization:
United States of America

Number of Shares
Beneficially Owned
By Each Reporting
Person With:
5.
Sole Voting Power:
-0-

6.
Shared Voting Power:
12,107,732

7.
Sole Dispositive Power:
-0-

8.
Shared Dispositive Power:
12,107,732
9.
Aggregate Amount Beneficially Owned By Each Reporting Person:
12,107,732
10.
Check Box If The Aggregate Amount In Row (9) Excludes
Certain Shares:







11.
Percent of Class Represented By Amount In Row (9):
24.1% (See Item 4
herein).
12.
Type of Reporting Person:
IN

CUSIP No. 85917W102
1.
Names of Reporting Person:
J. Thomas MacFarlane

2.
Check the Appropriate Box If A Member of A Group:
(a)


(b)



3.
SEC Use Only:

4.
Citizenship or Place of Organization:
United States of America

Number of Shares
Beneficially Owned
By Each Reporting
Person With:
5.
Sole Voting Power:
-0-

6.
Shared Voting Power:
12,107,732

7.
Sole Dispositive Power:
-0-

8.
Shared Dispositive Power:
12,107,732
9.
Aggregate Amount Beneficially Owned By Each Reporting Person:
12,107,732
10.
Check Box If The Aggregate Amount In Row (9) Excludes
Certain Shares:

11.
Percent of Class Represented By Amount In Row (9):
24.1% (See Item 4
herein).
12.
Type of Reporting Person:
IN

CUSIP No. 85917W102
1.
Names of Reporting Person:
K.I.S.S. Dynasty Trust No. 9 dated March 2, 2022, formerly K.I.S.S. Dynasty Trust No. 9

2.
Check the Appropriate Box If A Member of A Group:
(a)


(b)



3.
SEC Use Only:

4.
Citizenship or Place of Organization:
South Dakota

Number of Shares
Beneficially Owned
By Each Reporting
Person With:
5.
Sole Voting Power:
-0-

6.
Shared Voting Power:
12,107,732

7.
Sole Dispositive Power:
-0-

8.
Shared Dispositive Power:
12,107,732
9.
Aggregate Amount Beneficially Owned By Each Reporting Person:
12,107,732
10.
Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares:

11.
Percent of Class Represented By Amount In Row (9):
24.1% (See Item 4
herein).
12.
Type of Reporting Person:
OO

END OF COVER PAGE

      The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment No. 2 to Schedule 13G (this Statement) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons.
In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the Exchange Act), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Amendment No. 2 to
Schedule 13G (the Joint Filing Agreement), a copy of which is attached hereto as Exhibit 1.
Item 1(a). Name of Issuer:
Sterling Bancorp, Inc.
Item 1(b). Address of Issuers Principal Executive Offices:
One Towne Square, Suite 1900
Southfield, MI 48076
Item 2(a). Name of Persons Filing (collectively, the Reporting Persons:
(i) Erwin A. Rubenstein
(ii) J. Thomas MacFarlane
(iii) K.I.S.S. Dynasty Trust No. 9 dated March 2, 2022, formerly known as the K.I.S.S. Dynasty Trust No. 9 (Trust No. 9)
Item 2(b). Address of Principal Business Office or, if None,
Residence:
The principal business address for Mr. Rubenstein is 255 East
Brown Street, Suite 320, Birmingham, Michigan 48009, the principal business address for Mr. MacFarlane is 151 S. Old Woodward,
Suite 200, Birmingham, MI 48009 and the principal business office for Trust No. 9 is c/o The First National Bank in Sioux Falls,
100 South Phillips Avenue, Sioux Falls, SD 57104.
Item 2(c). Citizenship or place or organization:
Both Mr. Rubenstein and Mr. MacFarlane are citizens of the United States of America. The Trust No. 9 is sited in the State of South Dakota.
Item 2(d). Title of Class of Securities:
Common Stock, no par value.
Item 2(e). CUSIP Number:
85917W102
Page 5 of 9

Item 3. If this Statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
( a ) 	Broker or dealer registered under Section 15 of the
Exchange Act (15 U.S.C. 78o).
( b ) 	Bank as defined in Section 3(a)(6) of the Act
(15 U.S.C. 78c).
( c ) 	Insurance company as defined in Section 3(a)(19) of
the Exchange Act (15 U.S.C. 78c).
( d ) 	Investment company registered under Section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).
( e ) 	An investment adviser in accordance with
240.13d-1(b)(1)(ii)(E);
( f ) 	An employee benefit plan or endowment fund in
accordance with 240.13d-1(b)(1)(ii)(F);
( g ) 	A parent holding company or control person in
accordance with 240.13d-1(b)(1)(ii)(G);
( h ) 	A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
( i ) 	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
( j ) 	A non-U.S. institution in accordance with
240.13d-1(b)(1)(ii)(J).
( k ) 	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.
(c)
Number of Shares as to which the person has:
Name
(a)
Amount
Beneficially
Owned
(b)
Percent
of Class*
Sole Power to
Vote or to
Direct the
Vote
Shared Power
to Vote or to
Direct the Vote
Sole Power to
Dispose or to
Direct the
Disposition of
Shared Power
to Dispose or
to Direct the
Disposition of
Erwin A. Rubenstein(1)
12,107,732(1)
24.1%
0
12,107,732(1)
0
12,107,732(1)
J. Thomas MacFarlane(1)
12,107,732 (2(2)
24.1%
0
12,107,732(2)
0
12,107,732(2)
K.I.S.S. Dynasty Trust No. 9(1)
12,107,732(3)
24.1%
0
12,107,732(3)
0
12,107,732(3)

(1) By reason of the provisions of Rule 13d-3 of the Act, Mr. Rubenstein may be deemed to beneficially own the shares of Common Stock of Sterling Bancorp, Inc. (the Common Stock) beneficially owned by the K.I.S.S. Dynasty Trust No. 9 dated March 2, 2022
(the Trust) for which he serves as a Family Co-Trustee. Mr. Rubenstein disclaims beneficial ownership of the Common Stock owned by the Trust.
(2) By reason of the provisions of Rule 13d-3 of the Act, Mr. MacFarlane may be deemed to beneficially own the shares of Common Stock beneficially owned by the Trust for which he serves as a Family Co-Trustee. Mr. MacFarlane disclaims beneficial ownership of the Common Stock owned by the Trust.
(3) Represents the shares of Common Stock owned by the Trust for which Mr. Rubenstein and Mr. MacFarlane act as Family Co-Trustees, who share joint investment and voting power over the Common Stock.
Both Mr. Rubenstein and Mr. MacFarlane disclaim beneficial ownership of the Common Stock.
* As of March 18, 2022 (based on 50,502,069 shares of the Issuers Common Stock outstanding as reported in the Annual Report on Form
10-K filed by Sterling Bancorp, Inc. for the year ended December
31, 2021).

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of
Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May ___ , 2022
ERWIN A. RUBENSTEIN
Erwin A. Rubenstein, individually
J. THOMAS MACFARLANE
J. Thomas MacFarlane, individually
K.I.S.S. DYNASTY TRUST NO. 9 DATED MARCH 2, 2022
By:
Erwin A. Rubenstein
Title: Family Co-Trustee
By:
J. Thomas MacFarlane
Title: Family Co-Trustee

Exhibit 1
JOINT FILING AGREEMENT
      Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange
Act of 1934, each of the undersigned agrees that a single joint
Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Sterling Bancorp, Inc.
      The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
      IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of May ___, 2022.
ERWIN A. RUBENSTEIN
Erwin A. Rubenstein, individually
J. THOMAS MACFARLANE
J. Thomas MacFarlane, individually
K.I.S.S. DYNASTY TRUST NO. 9 DATED MARCH 2, 2022
By:
Erwin A. Rubenstein
Title: Family Co-Trustee
By:
J. Thomas MacFarlane
Title: Family Co-Trustee
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